JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

27 November 2007

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

SUPPL

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the SEC Form 17-Q of JG Summit Holdings, Inc. containing the unaudited consolidated financial statements as of and for the period ended September 30, 2007.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

1/2/08

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C . A N D S U B S I D I A R I E S

(Company's Full Name)

4 3 R d F l o o r , R o b i n s o n s - E q u i t a b l e T o w E r , A D B A v e n u e c o r n e r P o v e d a R o a d , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Constante T. Santos

(Contact Person)

633-7631

(Company Telephone Number)

1 2 3 1

Month *Day*

(Fiscal Year)

1 7 Q

(Form Type)

Month *Day*

(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended September 30, 2007

2. Commission identification number 184044

3. BIR Tax Identification No 000-775-860

4. Exact name of registrant as specified in its charter JG Summit Holdings, Inc.

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	6,797,191,657

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Nine Months Ended September 30, 2007 vs. September 30, 2006

JG Summit recorded a net income of ₱1.23 billion for the 3rd quarter of the year bringing our net income for the nine months of 2007 to ₱5.07 billion. Last year's reported net income amounted to P5.59 billion, which, included a ₱3.21 billion gain from sale of URC shares. Excluding such gain, our recurring net income for the first nine months increased by as much as 113% compared to the recurring net income of ₱2.38 billion for the same period last year.

The significant improvement in our recurring net income was fueled by the record growth in net income contribution of Cebu Pacific, as it reported a ₱2.48 billion net income for nine months this year from only ₱235.64 million last year. Exchange gains from the continued appreciation of the Philippine peso against the US dollar also contributed much to the Company's bottomline.

Consolidated revenues increased by 6.2% from ₱58.32 billion last year to ₱61.94 billion this year. Major contributor of this growth is the strong performance of our airline business, which registered a 61.1% increase in its service revenue. The rest of Company's core businesses also contributed to the growth except for our petrochemicals business, which registered a 41.0% decline in its sales.

Interest income for the first nine months of the year declined 10.7% from ₱3.82 billion to ₱3.41 billion this year due to lower average investment portfolio during the period as compared to last year's coupled with lower translated level of dollar-denominated investments due to the peso appreciation.

Other Income account dropped 21.8% from last year's ₱5.93 billion to ₱4.64 billion this year. Last year's other income included the one-time gain on sale of URC shares amounting to ₱3.2 billion. Foreign exchange gain, which formed part of this account, amounted to ₱3.80 billion this year compared to ₱2.55 billion last year.

Consolidated cost of sales and services for the first nine months of the year increased from ₱30.93 billion last year to ₱33.42 billion this year relative to increase in revenues. Gross margin also improved from 35% to 37%.

Consolidated operating expenses increased 3.8% from ₱14.22 billion last year to ₱14.77 billion as a result of higher operating expenses in our airline operations and expansion of our international branded food operations.

Financing costs and other charges incurred for the nine months dipped 8.4% due to the continued strengthening of peso.

Provision for income tax increased 10.5% due to higher provision for current income tax which can be attributed to higher taxable income of the real estate business. However, effective tax rate (provision for income tax as a percentage of net income before tax) was lower at 19.4% compared to 20% last year in the same period.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the period, excluding the one-time gain, increased 18.7% to ₱18.78 billion with improvements on food, property, airlines and telecommunication businesses, boosted by foreign exchange gains and better cost management.

FOODS

Universal Robina Corporation (URC) posted a consolidated net sales and services of ₱27.48 billion for the nine months ended June 30, 2007, a 5.5% growth from the ₱26.04 billion reported in the same period last year. Net sales and services performance by business segment follows: (1) URC's branded consumer foods segment (excluding packaging) increased by ₱1.48 billion or 7.9% to ₱20.25 billion in the first nine months of fiscal 2007 from ₱18.77 billion in the same period last year, primarily due to 24.7% increase in sales volume of domestic operations, which was largely driven by the strong performance of its beverage products. The net sales of the packaging division on the other hand, went down to ₱730.2 million or 23.1% drop from ₱950.2 million posted in the same period last year due to 28% decline in sales volume. (2) URC's Agro-Industrial segment recorded a ₱3.92 billion in the first nine months of fiscal 2007, a 9.9% increase brought about by 18.9% rise in net sales of URC's animal feeds business as a result of higher sales volume and increase in average selling price. (3) URC's commodity foods segment revenues decreased to ₱2.58 billion from ₱2.76 billion last year, primarily due to the 32.6% increase in internal transfers of flour and sugar to BCFG.

URC's cost of sales and services increased to ₱20.32 billion in the first nine months of fiscal 2007, or 5.8% from ₱19.21 billion recorded in the same period last year. This increase in cost was due to higher sales volume and generally higher prices of major raw materials like coffee beans, fresh potatoes, potato flakes, wheat, corn and and resin. URC's gross profit increased by ₱327 million or 4.8%, to ₱7.16 billion in the first nine months of fiscal 2007 from ₱6.83 billion recorded in the same period last year. URC's gross margin was was maintained at 26% in the first nine months of both fiscal years. Operating expenses increased by ₱108 million or 2.3% to ₱4.74 billion in the first nine months of fiscal 2007 from ₱4.63 billion in the same period last year due to 9.5% increase in freight and handling expenses brought about by higher sales volume and increased freight rate charges associated with higher fuel prices, 7.8% increase in salaries and wages due to salary adjustments and 26.8% increase in depreciation expense due to new capital expenditures.

As a result of the above factors, income from operations increased by 10% to ₱2.42 billion for the first nine months of fiscal 2007 from ₱2.20 billion in the same reporting period last year.

Net income increased by 36.5% from ₱1.55 billion last year to ₱2.12 billion this year as a result of the factors discussed above. This does not include the one-time gain on sale of RLC's shares in October

2006 amounting to ₱2.8 billion and recognition of impairment loss on BOPP assets amounting to ₱282.8 million net of deferred tax effect, which was previously taken in the Group's financial statements for the year-end 2006.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱5.72 billion for the nine months ended June 30, 2007, reflecting a 12% increase from ₱3.80 billion realized in the same period last year.

URC will continue to expand its regional operations and domestically firm up its leadership in its core categories and has again set an aggressive target this year to maintain its dominance in the Philippine market as well as in the ASEAN regional market.

URC and its majority-owned subsidiaries' key performance indicators are revenues, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

PROPERTY

Robinsons Land Corporation (RLC) gross revenues rose by 33% to ₱1.98 billion for the quarter ended June 30, 2007, bringing its nine-month revenues to ₱5.96 billion, up by ₱1.14 billion or 24% fro the same period last year. Net income for the first three quarters amounted to ₱1.82 billion, up by 48% from last year's ₱1.23 billion while EBITDA stood at ₱3.03 billion, 13% higher than last year's ₱2.68 billion.

Commercial Centers Division contributed 41% or ₱2.46 billion of the Company's gross revenues, up by 7% (excluding the ₱65 million gain from exchange of land property last year) for the three quarters of the fiscal year. The increase in revenues was principally due to rental escalations and strong rental income from almost all malls more particularly Cainta, Pioneer, Metro Bacolod, Lipa and Ortigas.

RLC's High Rise Buildings Division's strong performance resulted to a 60% growth in revenues, from ₱1.44 billion last year to ₱2.30 billion this year, due mainly to initial recognition of realized revenues from two of its ongoing projects, Two Adriatico Place in Ermita Manila and Fifth Avenue Place in Fort Bonifacio. Recurring lease income from its five office buildings amounted to ₱411 million compared to ₱237 million over the same period last year or an increase of 73%. These properties have become the choice corporate addresses of reputable multinational and domestic companies as well as BPO firms.

The Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱388 million, up by 5% against last year's ₱369 million due to higher units sold and project completion of ongoing projects.

The Hotel Division, likewise showed revenue growth at 24% from ₱658 million last year to ₱818 million this year. The increase in hotel revenues was principally due to 48% growth in revenues of Crowne Plaza Hotel. The Company's two other hotels and apartelle registered satisfactory occupancy rates for the period. The division expects better results to come with the growing influx of tourists and business travelers.

Real Estate cost increased by 33% from ₱1.72 billion last year to ₱2.29 billion this year due to higher units sold and to higher project completion by High Rise Division projects, particularly Two Adriatico Place and Fifth Avenue Place. Hotel costs and expenses increased due to higher operating costs of Crowne Plaza Hotel brought about by higher level of operations. General and Administrative expenses was up by 28% due substantially to higher commissions on account of higher sales of High Rise Division and marketing expenses, among others. Net finance income went up by 591% to ₱549 million due to higher financing income from installment receivables as well as higher interest income from short term money market placements.

RLC's key performance indicators are Gross Revenues, EBIT, EBITDA, Net Income and Debt to Equity Ratio all of which showed improvement during the period.

TELECOMMUNICATIONS

DIGITEL generated combined service and non-service revenues of ₱6,068.5 million during the period or 3.9% higher than same period last year of ₱5,839.1 million.

The wireline voice communication services registered service revenues of ₱3,019.0 million for the nine months ended September 30, 2007. It posted a 13.2% decrease in revenues over last year's revenues of ₱3,478.6 million. The shift in technology easily connecting people regardless of location affected the revenues from international and domestic tolls. . The international traffic is further dampened by the decreasing rates and continued appreciation of the peso against the dollar. Notwithstanding the challenges, the wireline voice communication services managed to curb the decline in revenues with the continued growth of ADSL and wireless telephone with broadband services, known as MANGo. Compared to last year, these services registered an increase of 70.0% over last year's revenues. Revenues for wireline data communication services for the nine months ended September 30, 2007 amounted to ₱346.5 million posting an increase of 23.0% over the revenues of same period last year of ₱281.8 million. The increase was driven by the demand of the call centers and BPOs for high bandwidth data services and for high bandwidth transport services in the case of foreign and local carriers. This was also driven by the offering of IP VPN service in the last quarter of 2006. The wireless communications business posted an improvement in service and non-service revenues of ₱2,820.8 million during the nine-month period ended September 30, 2007 from ₱2,192.6 million during the same period last year. Revenues from unlimited services which accounted for 61.0% of wireless net service revenues, improved significantly by ₱591.2 million or 51.0% against revenues reported during the same period last year as our consumers experienced continuing improvement in our network coverage as a result of aggressive network roll-outs.

Consolidated operating expenses for the nine-month ended September 30, 2007 reported at ₱4,566.2 million, is 7.3% higher than the consolidated figure of ₱4,256.1 million for the same period in 2006.

Network-related expenses increased by 21.9% or ₱369.1 million due largely to the aggressive roll out activities undertaken in the wireless business during the period. General and administrative expenses, however. were lower by 11.2% or ₱216.1 million on account of decreased utilities, outside services and professional fees.

As a result of the foregoing, DIGITEL registered a consolidated EBITDA of ₱1,502.3 million for the nine-month ended September 30, 2007, lower by 5.1% against ₱1,582.9 million during the same period in 2006 mainly due to higher network related expenses incurred this year.

Net loss decreased from ₱880.5 million in 2006 to ₱229.0 million in 2007 largely due to net foreign exchange gain recognized in 2007 of ₱2,661.2 million against foreign exchange gain of ₱1,721.3 million for the same period in 2006.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱10.89 billion for the nine-month period ended September 30, 2007, a 61.1% increase over last year's ₱6.76 billion brought about by increase in number of passengers. Costs and operating expenses increased by 37.0%, from ₱6.44 billion last year to ₱8.83 billion this year brought about by higher operations-related expenses and depreciation expense. Finance costs also increased, from ₱315.43 million last year to ₱663.08 million this year relative to increase of its dollar-denominated obligation. Cebu Pacific recognized a foreign exchange gain of ₱1.08 billion this year, a 197.0% increase from last year's ₱362.19 million. The significant

Inventories grew by 28.7% from ₱8.95 billion as of December 31, 2006 to ₱11.52 billion as of September 30, 2007 due to increased level of finished goods, raw and packaging materials of food business.

Derivative assets increased by 27.8% to ₱1.94 billion as of September 30, 2007 from gains on forward contracts from foreign-currency trading.

Other current assets rose to ₱4.58 billion as of September 30, 2007 from ₱3.22 billion as of December 31, 2006 due higher level of advances to suppliers and increase in input tax.

Assets of disposal group classified as held for sale dropped by 47.1% to ₱1.36 billion as of September 30, 2007 due to disposal of inventories of the textile business.

Investment properties rose to ₱26.06 billion as of September 30, 2007, from ₱20.30 billion in December 31, 2006 due to acquisition of properties and continuous development of the real estate business.

Property, plant and equipment grew 8.6% from ₱92.81 billion as of December 31, 2006 to ₱100.76 billion as of September 30, 2007 mainly due to aircraft acquisitions during the period.

Biological assets increased by 14.7% from ₱817.0 million as of December 31, 2006 to ₱937.17 million as of September 30, 2007 due to higher population of livestocks and increased market prices of hogs.

Other noncurrent assets increased by 22.3% from ₱3.79 billion as of December 31, 2006 to ₱4.63 billion as of September 30, 2007 due to increase in security deposits and deferred subsidies.

Accounts payable and accrued expenses dropped 20.2% to ₱25.63 billion as of September 30, 2007 due to lower level of deposit liabilities and settlement of third party obligations of telecommunications business.

Short-term debt increased by 15.8% from ₱14.64 billion as of December 31, 2006 to ₱16.95 billion as of September 30, 2007 due to availment of new loans by the Parent Company amounting to ₱3.43 billion.

Derivative liabilities grew by 135.4% to ₱651.16 million as of September 30, 2007 from ₱276.6 million in December 31, 2006 mainly due to recognition of lower fair value on derivative instruments related to options of JG Capital group during the period.

Income tax payable increased by 124.5% from ₱246.25 million as of December 31, 2006 to ₱552.83 million due to tax liabilities recognized by the food and real estate business during the first nine months of fiscal 2007.

Other current liabilities increased by 36.8% to ₱5.48 billion as of September 30, 2007 from ₱4.01 billion as of December 31, 2006 due to increased customer deposits of real estate business.

Liabilities directly associated with the assets classified as held for sale decreased by 58.6% from ₱569.35 million as of December 31, 2006 to ₱235.93 million as of September 30, 2007 mainly due to the settlement of the textile business' outstanding liabilities during the period.

Long-term debt, including current portion, dropped by 4.3% from ₱69.74 billion as of December 31, 2006 to ₱66.75 billion mainly due to the continued appreciation of Philippine Peso vis a vis the US Dollar, which affected the translated level of the Group's foreign-denominated obligations.

increase in revenues and foreign exchange gain contributed to the increase in the net income this year from ₱235.64 million last year to ₱2.48 billion this year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue decreased by 41% during the period from last year's ₱4.35 billion to this year's ₱2.57 billion, as a result of drop in sales volume by 43.2%. JGSPC recognized a gross loss of ₱56.01 million during the first nine months of fiscal 2007 from a gross profit of ₱321.95 million for the same period last year due to high cost of raw materials. Variable selling expenses and operating expenses decreased by 34% and 26%, respectively due to lower production during the year. However, drop in expenses cannot offset the significant decrease in gross profit, thus net loss increased from ₱371.75 million last year to ₱666.72 million this year.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱925.40 million for the nine-month period ended September 30, 2007, higher by 24.5% from last year's equity earnings of ₱743.33 million. The growth was attributable to higher income recorded by UIC this year due to consolidation of the results of Pan Pacific hotel. Marina Centre Holdings acquired the remaining 50% interest in Pan Pacific hotel in the end of March 2007.

TEXTILES

Litton Mills, Inc. reported under discontinued operations posted a net loss of ₱324.87 million for the nine-month period ended June 30, 2007 from last year's net income of ₱18.10 million. Revenues dropped significantly from ₱1.84 billion last year to ₱391.51 million this year since it ceased operations in November 2006. LMI also recorded a ₱221.12 million inventory loss and ₱25.31 million foreign exchange loss this year.

Financial Position

September 30, 2007 vs. December 31, 2006

As of September 30, 2007, the Company's balance sheet remains solid, with consolidated assets of ₱225.02 billion from ₱220.37 billion as of December 31, 2006.

Cash and cash equivalents decreased from ₱24.83 billion as of December 31, 2006 to ₱11.83 billion as of September 30, 2007 since balance of cash and cash equivalents as of December 31, 2006 include proceeds from follow on offering of RLC, which were, eventually, used in the property development projects. In addition, the peso appreciation lowered the Group's translated level of dollar-denominated money-market placements.

As of September 30, 2007, cashflows from operating and financing activities amounted to ₱2.44 and ₱3.65 billion, respectively while cash used for investing activities amounted to ₱19.09 billion. To date, total capex of the group amounted to ₱19.91 billion. Investment in bonds and equity securities, presented under financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments, dropped by 6.2% from ₱27.15 billion as of December 31, 2006 to ₱25.48 billion as of September 30, 2007 mainly due to disposal of some bond investments and decline in market value of certain bonds held. The Company does not expect any liquidity problems that may arise in the near future.

Receivables went up by 11.5% from ₱14.53 billion as of December 31, 2006 to ₱16.19 billion as of September 30, 2007 due to higher level of trade receivables of real estate business.

Deferred tax liabilities increased by 16.6% from ₱4.22 billion as of December 31, 2006 to ₱4.92 billion as of September 30, 2007 due to recognition of deferred tax on unrealized foreign exchange gain booked and market valuation gain on derivative instruments booked by the telecommunications business. In addition to this, the real estate business also recorded deferred tax on its gross profit recorded per books against that of their gross receipts.

Other noncurrent liabilities grew 225.3% to ₱6.38 billion as of September 30, 2007 due to higher level of accrued project costs recorded by the telecommunications business.

Stockholders' equity grew to ₱74.10 billion as of September 30, 2007 from ₱69.55 billion at the end of 2006. Book value per share improved from ₱10.23 per share as of December 31, 2006 to ₱10.90 per share as of September 30, 2007.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of September 30, 2007 and December 31, 2006 and for the nine months ended September 30, 2007 and 2006:

Key Financial Indicators	2007	2006
Revenues	P61,944 million	P58,325 million
EBIT	P12,001 million	P9,636 million
EBITDA	P18,776 million	P15,822 million
Current ratio	1.01	1.43
Gearing ratio	0.90	0.96
Net debt to equity ratio	0.57	0.49
Book value per share	10.90	10.23

The manner by which the Company calculates the above key performance indicators for both year-end 2007 and 2006 is as follows:

Key Financial Indicators		
Revenues	=	Total of sales and services, interest and investment income, equity in net earnings and other income
EBIT	=	Earnings before interest expense and taxes computed as net income before nonrecurring items add provision for income tax and financing costs.
EBITDA	=	Earnings before interest, taxes and depreciation and amortization computed as net income before nonrecurring items add (deduct) provision for income tax, financing costs and depreciation and amortization.
Current ratio	=	Total current assets over current liabilities
Gearing ratio	=	Total Financial Debt over Stockholders' Equity and Minority Interest.
Net debt to equity ratio	=	Total Financial Debt less Cash including Financial Assets at FVPL and AFS investments (excluding RSB Cash and AFS investments) over Stockholders' Equity and Minority Interest.

Book value per share	=	Stockholders' Equity over outstanding no. of common shares as of year-end

As of September 30, 2007, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date: 11-13-07

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date: 11-13-07

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 11-13-07

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 30, 2007 (Unaudited)	December 31, 2006 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P11,831,427	P24,834,015
Financial assets at fair value through profit and loss	20,180,687	22,012,174
Available-for-sale investments	5,029,072	4,692,337
Receivables - net	16,193,627	14,527,367
Inventories - net (Note 2)	11,516,571	8,951,293
Derivative assets	1,942,997	1,520,700
Other current assets	4,581,364	3,223,800
	71,275,745	79,761,686
Assets of disposal group classified as held for sale	1,357,250	2,567,520
Total Current Assets	72,632,995	82,329,206
Noncurrent Assets		
Held-to-maturity investments	271,535	448,513
Investment properties - net	26,061,810	20,296,527
Investments in associates and joint ventures - net	18,822,978	18,914,005
Property, plant and equipment - net	100,763,544	92,813,616
Goodwill - net	797,623	844,548
Biological assets - bearer	937,167	817,004
Intangibles - net	100,666	115,179
Other noncurrent assets	4,632,883	3,788,338
Total Noncurrent Assets	152,388,206	138,037,730
	P225,021,201	P220,366,936
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P25,633,217	P32,102,147
Short-term debt	16,954,335	14,643,708
Current portion of long-term debt (Note 3)	22,700,160	5,835,973
Income tax payable	552,828	246,251
Derivative liabilities	651,155	276,564
Other current liabilities	5,482,527	4,008,531
	71,974,222	57,113,174
Liabilities directly associated with the assets classified as held for sale	235,932	569,348
Total Current Liabilities	72,210,154	57,682,522
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 3)	44,053,583	63,908,887
Cumulative redeemable preferred shares	2,107,819	2,107,819
Deferred income tax liabilities - net	4,914,139	4,216,201
Other noncurrent liabilities	6,376,953	1,960,288
Total Noncurrent Liabilities	57,452,494	72,193,195
Total Liabilities	129,662,648	129,875,717
Equity		
Equity attributable to equity holders of the parent:		
Paid-up capital	12,856,988	12,856,988
Retained earnings	62,003,117	57,136,033
Other reserves	(33,454)	280,383
Treasury shares	(721,848)	(721,848)
	74,104,803	69,551,556
Minority interest	21,253,750	20,939,663
Total Equity	95,358,553	90,491,219
	P225,021,201	P220,366,936

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Quarters Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
CONTINUING OPERATIONS				
REVENUE				
Sale of goods and services:				
Foods	**P9,172,428**	P7,998,425	**P27,481,008**	P26,043,422
Air transportation	**3,343,920**	2,322,588	**10,891,837**	6,759,323
Telecommunications	**2,088,555**	1,867,513	**6,068,524**	5,839,056
Real estate and hotels	**1,973,021**	1,489,501	**5,954,892**	4,832,997
Petrochemicals	**1,200,030**	1,443,699	**2,567,496**	4,353,021
Interest income	**1,025,278**	1,279,452	**3,413,415**	3,820,506
Equity in net income of associates and joint ventures	**270,477**	243,494	**925,395**	743,334
Others	**1,300,076**	2,546,744	**4,641,930**	5,933,345
	20,373,785	19,191,416	**61,944,497**	58,325,004
EXPENSES				
Cost of sales and services	**11,799,409**	9,938,258	**33,422,219**	30,930,871
Operating and other expenses	**4,816,922**	4,787,599	**14,769,129**	14,223,469
Financing costs and other charges	**1,596,580**	1,945,027	**5,283,631**	5,765,197
	18,212,911	16,670,884	**53,474,979**	50,919,537
INCOME BEFORE INCOME TAX	**2,160,874**	2,520,532	**8,469,518**	7,405,467
PROVISION FOR INCOME TAX	**469,454**	729,837	**1,646,945**	1,491,029
INCOME AFTER INCOME TAX FROM CONTINUING OPERATIONS	**1,691,420**	1,790,695	**6,822,573**	5,914,438
INCOME (LOSS) AFTER INCOME TAX FROM DISCONTINUED OPERATIONS	**(2,734)**	46,521	**(324,868)**	(5,708)
NET INCOME	**P1,688,686**	P1,837,216	**P6,497,705**	P5,908,730
ATTRIBUTABLE TO				
Equity holders of the parent	**P1,232,557**	P1,536,895	**P5,071,000**	P5,586,354
Minority interest	**456,129**	300,321	**1,426,705**	322,376
	P1,688,686	P1,837,216	**P6,497,705**	P5,908,730
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT				
Basic/diluted earnings per share (Note 4)	**P0.18**	P0.23	**P0.75**	P0.82
Basic/diluted earnings per share from continuing operations	**P0.18**	P0.22	**P0.79**	P0.82

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on September 30, 2006 Unaudited Consolidated Financials Statements were restated to conform with the September 30, 2007 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands)

	Nine Months Ended September 30	
	2007	2006
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Other reserves	**(33,454)**	224,940
Retained earnings		
Beginning	**57,136,033**	51,118,018
Net income	**5,071,000**	5,586,354
Cash dividends:		
Common stock (P0.03 a share in 2007 and 2006)	**(203,916)**	(203,916)
End	**62,003,117**	56,500,456
Treasury stock - at cost	**(721,848)**	(721,848)
	74,104,803	68,860,536
Attributable to minority interest	**21,253,750**	16,658,958
	P95,358,553	P85,519,494

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Nine Months Ended September 30	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax from continuing operations	P8,469,518	P7,405,467
Income (loss) before income tax from discontinued operations	(324,868)	(5,709)
Adjustments for:		
Depreciation and amortization	6,774,311	6,190,266
Interest expense	4,985,600	5,534,159
Interest income	(3,413,415)	(3,820,506)
Equity in net income of associates and joint ventures	(925,395)	(743,334)
Provisions for impairment losses on receivables	179,954	121,070
Foreign exchange gain - net	(3,797,625)	(2,546,926)
Gain on sale of investment	-	(3,206,547)
Operating income before changes in operating accounts	11,948,080	8,927,940
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	(1,703,497)	329,773
Inventories	(1,718,603)	847,957
Other current assets	(1,696,423)	(219,587)
Increase (decrease) in:		
Accounts payable and accrued expenses	(4,059,685)	3,377,934
Other current liabilities	1,848,586	1,594,975
Net cash generated from (used in) operations	4,618,458	14,858,992
Interest received	3,464,661	4,173,065
Interest paid	(5,062,305)	(5,100,205)
Income taxes paid	(579,733)	(446,558)
Net cash provided by operating activities	2,441,081	13,485,294
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Financial assets at fair value through profit and loss	1,831,487	3,175,885
Available-for-sale investments	(311,231)	(130,475)
Held-to-maturity investments	176,978	(131,711)
Other noncurrent assets	(1,253,876)	(738,019)
Biological assets	(120,163)	-
Investments in associates and joint ventures	498,669	(947,611)
Property, plant and equipment - net	(14,522,363)	(16,436,524)
Investment properties - net	(5,392,283)	(2,655,363)
Proceeds from sale of investment	-	6,041,831
Net cash used in investing activities	(19,092,782)	(11,821,987)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Short-term debt	2,310,628	(7,600,096)
Long-term debt	763,092	11,069,757
Other noncurrent liabilities	1,891,926	(5,686,534)
Minority interest in consolidated subsidiaries	(1,112,617)	5,714,090
Dividends paid	(203,916)	(203,916)
Net cash provided by (used in) financing activities	3,649,113	3,293,301
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,002,588)	4,956,608
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	24,834,015	5,459,047
CASH AND CASH EQUIVALENTS AT END OF PERIOD	P11,831,427	P10,415,655

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements of the Group have been prepared on a historical cost basis, except for financial assets at fair value through profit and loss (FVPL), available for sale (AFS) investments and certain derivative financial instruments which are measured ar fair value, and biological assets and agricultural produce that have been measured at fair value less estimated point-of-sale costs.

The consolidated financial statements of the Group are presented in Philippine Peso, the Group's functional currency.

Statement of Compliance

The financial statements of the Group have been prepared in compliance with Philippine Financial Reporting Standards (PFRS).

Principles of Consolidation

The unaudited consolidated financial statements as of and for the nine months ended September 30, 2007 and 2006 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

Companies	Effective Percentage of Ownership 2007	2006
Foods		
Universal Robina Corporation and Subsidiaries	59.18	59.18
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	60.01	85.00
Adia Development and Management Corporation	100.00	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	49.80	49.80
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Limited	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00

Companies	Effective Percentage of Ownership 2007	2006
Petrochemicals		
JG Summit Petrochemical Corporation	82.28	82.28
Air Transportation		
Cebu Air, Inc.	100.00	100.00
CP Air Holdings, Inc.	100.00	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under PFRS, it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and substantially all subsidiaries in supplementary businesses.

2. INVENTORIES

This account consists of inventories held:	September 30, 2007 (Unaudited)	December 31, 2006 (Audited)
At cost:		
Raw materials	P3,003,831	P2,481,293
Finished goods	2,891,533	1,461,824
	5,895,364	3,943,117
At NRV:		
Spare parts, packaging materials and other supplies	2,624,265	2,261,813
Work-in-process	183,259	200,338
Subdivision land and condominium and residential units held for sale	1,712,772	1,788,468
By-products	17,586	18,038
	4,537,882	4,268,657
Materials in-transit	1,083,325	739,519
	P11,516,571	P8,951,293

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	September 30, 2007 (Unaudited)	December 31, 2006 (Audited)
Parent Company:		
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	**P3,475,065**	P4,525,351
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**8,724**	35,969
US$100 million 8 3/8% Notes Due 2006	**-**	1,869,297
US$300 million 8.25% Notes Due 2008	**13,072,374**	14,193,794
US$125 million 9% Notes Due 2008	**5,033,243**	6,250,682
US$200 million 8.25% Notes Due 2012	**9,207,144**	9,976,990
US$300 million 8% Notes Due 2013	**11,729,741**	12,760,331
Zero Coupon 12% Convertible Bonds Due 2013	**1,928**	2,000
Various borrowings from HypoVereinsbank, interest rates ranging from 1.12% to LIBOR + 0.75%	**214,209**	385,330
Various term loan facilities, interest rates ranging from LIBOR + 0.75% to 2.70%	**5,511,857**	4,894,650
Export Credit Loan Agreement	**13,819,545**	12,407,415
Minimum purchase agreement	**67,560**	220,635
	58,666,325	62,997,093
Philippine Pesos:		
Borrowing from a local bank	**-**	500,000
P1,000 Million Registered Bonds	**1,000,000**	1,000,000
P1,000 Million Loan	**560,000**	670,000
Five-year and one day Loans maturing on May 2012	**3,000,000**	-
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**52,353**	52,416
	4,612,353	2,222,416
	66,753,743	69,744,860
Less current portion	**22,700,160**	5,835,973
	P44,053,583	P63,908,887

The exchange rate used to restate the foreign currency denominated long-term borrowings as of September 30, 2007 was P45.04:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P46.24:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of September 30, 2007 and 2006:

	Quarters Ended September 30		Nine Months Ended September 30	
	2007	2006	**2007**	2006
Net income	**P1,232,557**	P1,536,895	**P5,071,000**	P5,586,354
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	**6,797,191,657**	6,797,191,657
Basic earnings per share	**P0.18**	P0.23	**P0.75**	P0.82

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International capital and financial services
g. Air transportation
h. Other supplementary businesses

	REVENUES		EXPENSES	
	2007	2006	**2007**	2006
Continuing operations				
Foods	**P27,481,008**	P26,043,422	**P26,228,768**	P25,126,114
Air transportation	**10,891,837**	6,759,323	**8,415,745**	6,523,684
Telecommunications	**6,068,524**	5,839,056	**6,182,560**	6,277,537
Real estate and hotels	**5,954,892**	4,832,997	**4,863,736**	3,791,624
Petrochemicals	**2,567,496**	4,353,021	**3,116,073**	4,658,895
Other supplementary businesses	**36,044**	33,983	**29,122**	24,466
Parent/International capital & financial services	**8,944,696**	10,463,202	**7,712,625**	6,330,622
	61,944,497	58,325,004	**56,548,629**	52,732,942
Discontinued operations				
Textile	**391,505**	1,842,925	**716,373**	1,824,828
Printing	**-**	26,756	**-**	50,561
	P62,336,002	P60,194,685	**P57,265,002**	P54,608,331

	NET INCOME		TOTAL ASSETS	
	2007	2006	**2007**	2006
Continuing operations				
Foods	**P1,252,240**	P917,308	**P57,055,782**	P57,591,300
Air transportation	**2,476,092**	235,639	**23,910,164**	20,486,187
Telecommunications	**(114,036)**	(438,481)	**61,272,838**	55,246,193
Real estate and hotels	**1,091,156**	1,041,373	**35,907,379**	28,476,166
Petrochemicals	**(548,577)**	(305,874)	**5,591,104**	7,459,518
Other supplementary businesses	**6,922**	9,517	**243,069**	352,775
Parent/International capital & financial services	**1,232,071**	4,132,580	**38,140,176**	39,847,646
	5,395,868	5,592,062	**222,120,512**	209,459,785
Discontinued operations				
Textile	**(324,868)**	18,097	**2,899,856**	3,293,684
Printing	**-**	(23,805)	**833**	131,195
	P5,071,000	P5,586,354	**P225,021,201**	P212,884,664

	LIABILITIES		NET ASSETS (EQUITY + MI)	
	2007	2006	**2007**	2006
Continuing operations				
Foods	**P22,777,791**	P27,702,613	**P34,277,991**	P29,888,687
Air transportation	**20,502,586**	19,515,848	**3,407,578**	970,339
Telecommunications	**59,604,882**	53,572,128	**1,667,956**	1,674,065
Real estate & hotels	**15,241,652**	14,342,489	**20,665,727**	14,133,677
Petrochemicals	**6,259,474**	4,506,780	**(668,370)**	2,952,738
Other supplementary businesses	**169,106**	263,658	**73,963**	89,117
Parent/International, capital & financial services	**4,189,270**	6,372,212	**33,950,906**	33,475,434
	128,744,761	126,275,728	**93,375,751**	83,184,057
Discontinued operations				
Textile	**902,561**	936,110	**1,997,295**	2,357,574
Printing	**15,326**	153,332	**(14,493)**	(22,137)
	P129,662,648	P127,365,170	**P95,358,553**	P85,519,494

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
(In Thousands)
September 30, 2007

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	10,785,562	6,870,902	3,914,660
Less: Allowance for impairment loss	(3,267,693)	-	(3,267,693)
NET TRADE RECEIVABLES	7,517,869	6,870,902	646,967
NON-TRADE RECEIVABLES			
Finance receivables	5,222,741	5,222,741	-
Others	3,453,017	2,144,817	1,308,200
	8,675,758	7,367,558	1,308,200
	16,193,627	14,238,460	1,955,167

END